FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  October 2009

Commission File Number 0-22617

MINCO GOLD CORPORATION

(Formerly “Minco Mining & Metals Corporation”)

(Registrant's name)

1055 West Georgia Street, Suite 2772

Vancouver, British Columbia, Canada V6E 3R5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

☑

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

Minco Gold Corporation (the "Company" or "Minco Gold") is pleased to announce that Minco Gold has closed the non-brokered private placement financing previously announced on September 24, 2009.  The financing placed 5,000,000 common shares in the capital stock of the Company at a price of $0.88 per share for gross proceeds of $4,400,000 with IDG-Accel China Growth Fund II L.P.

2.

Exhibits

1.1

News Release dated October 22, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO GOLD CORPORATION

(Registrant)

/s/ Ken Cai

Date:  October 22, 2009

Ken Cai

President & Chief Executive Officer

Exhibit 2.1

TSX: MMM NYSE Amex: MGH FSE: MI5
For Immediate Release	October 22, 2009

NEWS RELEASE

CLOSING OF NON-BROKERED PRIVATE PLACEMENT

Minco Gold Corporation (the "Company" or "Minco Gold") (TSX:MMM/NYSE Amex:MGH/FSE:MI5)  is pleased to announce that Minco Gold has closed the non-brokered private placement financing previously announced on September 24, 2009.  The financing placed 5,000,000 common shares in the capital stock of the Company at a price of $0.88 per share for gross proceeds of $4,400,000 (the “Offering”) with IDG-Accel China Growth Fund II L.P.  (the “IDG-Accel Fund”) and IDG-Accel China Investors II L.P. (“IDG-Accel Investors”).   IDG-Accel Fund acquired, indirectly through Blue Sky Strategic Holdings I, Ltd., ownership of 4,622,000 common shares, and IDG-Accel Investors acquired, indirectly through Blue Sky Strategic Holdings II, Ltd., ownership of 378,000 common shares.  The aggregate 5,000,000 common shares represents approximately 10.40% of the outstanding common shares of the Company.

The net proceeds from the Offering will be used for the continued exploration and development of the Company’s properties located in the Peoples Republic of China and for general corporate purposes.

IDG-Accel Fund is a limited partnership organized under the laws of the Cayman Islands.  The general partner of IDG-Accel Fund is IDG-Accel China Growth Fund II Associates L.P., a limited partnership organized under the laws of the Cayman Islands.  The general partner of IDG-Accel China Growth Fund II Associates L.P. is IDG-Accel China Growth Fund GP II Associates Ltd., a limited liability company incorporated under the laws of the Cayman Islands.  IDG-Accel Investors is a limited partnership organized under the laws of the Cayman Islands.  The general partner of IDG-Accel Investors is IDG-Accel China Growth Fund GP II Associates Ltd., which is also the general partner of IDG-Accel China Growth Fund II Associates L.P., which is the general partner of the IDG-Accel Fund.  Blue Sky Strategic Holdings I, Ltd. and Blue Sky Strategic Holdings II, Ltd., each a limited liability company organized under the laws of the British Virgin Islands, are wholly-owned by IDG-Accel Fund and IDG-Accel Investors, respectively.